UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

_____________________

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Press release dated December 8, 2016 titled “Grupo Financiero Santander México to allocate $15 billion pesos over the next three years to support growth and drive innovation”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: December 8, 2016

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO TO ALLOCATE $15 BILLION PESOS OVER THE NEXT THREE YEARS TO SUPPORT GROWTH AND DRIVE INNOVATION

Mexico City, Mexico, December 8, 2016 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México”), one of the leading financial groups in Mexico, today announced its plans to allocate $15 billion Mexican Pesos between 2017 to 2019, for investments and initiatives to support business growth.

Executive President and CEO of Santander México, Héctor Grisi, commented: "Reflecting our confidence in the Mexican financial system and our business model we are allocating $15 billion pesos over the next three years, additional to our recurring investments and initiatives, to support our goal of becoming our client’s primary bank and Mexico’s market leader in profitability and sustainable growth.

To achieve this, we are reorganizing our business to drive innovation and investing in systems and infrastructure including next generation technology. This involves upgrading our CRM and digital platforms; transforming our multichannel distribution network; and introducing multifunction ATMs to change the way we approach the market. We also plan to further strengthen projects launched this year, such as Santander Plus and continue introducing innovative products to enhance our service offering and strengthen customer loyalty.

Recognizing the need to enhance our processes and digitalize our operations, we are investing to provide higher quality service at a lower cost. This means customer satisfaction, innovation and product value, remain our benchmarks for success.”

About Grupo Financiero Santander México, S.A.B. De C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2016, Santander México had total assets of Ps.1,242 billion under Mexican Banking GAAP and more than 13 million customers. Headquartered in Mexico City, the Company operates 1,076 branches and 311 offices nationwide and has a total of 16,828 employees.

Investor Relations Contact

Héctor Chávez Lopez – Managing Director – IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE